    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 1998
                       REGISTRATION NO. 333-______________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              CONNETICS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                      DELAWARE                       94-3173928
            (State or Other Jurisdiction of       (I.R.S. Employer
            Incorporation or Organization)      Identification Number)

                             3400 WEST BAYSHORE ROAD
                               PALO ALTO, CA 94303
                                 (650) 843-2800
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                THOMAS G. WIGGANS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CONNETICS CORPORATION
                             3400 WEST BAYSHORE ROAD
                               PALO ALTO, CA 94303
                                 (650) 843-2800
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

       If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                 PROPOSED MAXIMUM       PROPOSED            MAXIMUM           AMOUNT OF
     TITLE OF SHARES                               AMOUNT TO BE       OFFERING PRICE       AGGREGATE        REGISTRATION
     TO BE REGISTERED                               REGISTERED          PER SHARE(1)    OFFERING PRICE(1)        FEE
=========================================================================================================================
Common Stock,
  $0.001 par value per share................      3,572,548  shares        $4.09         $14,611,721.32       $4,063.00
=========================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on December 9, 1998 pursuant to Rule 457(c).

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 16, 1998

                              CONNETICS CORPORATION
                                3,572,548 SHARES
                                  COMMON STOCK



       This Prospectus relates to 3,572,548 shares of Connetics Common Stock, $0.001 par value, (the "Shares") which may be offered for the account of several stockholders of Connetics (the "Selling Stockholders") and will not be underwritten. Of the Shares being registered hereby for the Selling Stockholders, (1) 3,167,500 were issued to several private investors in a private placement on November 20, 1998 (the "Private Placement") pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), (2) 380,048 were issued to Genentech, Inc. in May 1998 under the Company's obligation to issue equity to Genentech, Inc. in connection with the Company's acquisition of rights to interferon gamma, and
(3) 25,000 were authorized for issuance as shares of restricted stock to Kirk Raab, a director of the Company. The shares issued to Kirk Raab were issued on November 5, 1998.

       The Selling Stockholders may sell the Shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. We have agreed to pay certain expenses of the Selling Stockholders. See "Plan of Distribution."

       The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be an "Underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

       Our Common Stock is quoted on the Nasdaq National Market System (the "Nasdaq") under the symbol "CNCT". On December 11, 1998, the last sale price of our Common Stock on the Nasdaq was $4.125 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS FOR A DISCUSSION OF
   MATERIAL RISKS INFORMATION THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE
                     PURCHASE OF SECURITIES OFFERED HEREBY.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is December 16, 1998

                                TABLE OF CONTENTS


                                                                           PAGE
Available Information                                                       6

Documents Incorporated by Reference                                         6

The Company                                                                 8

Risk Factors                                                               11

Use of Proceeds                                                            22

Indemnification of Officers and Directors                                  23

Issuance of Common Stock to Selling Stockholders                           23

Selling Stockholders                                                       23

Plan of Distribution                                                       25

Legal Matters                                                              26

Experts                                                                    26

Additional Information                                                     26

       NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files proxy statements, reports and other information with the Securities and Exchange Commission (the "Commission"). This filed material can be inspected and copied at regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company and other companies that file electronically with the Commission.


                      INFORMATION INCORPORATED BY REFERENCE

       The following documents filed by the Company with the Commission File No. 27406 are incorporated by reference in this Prospectus:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

        3. The Company's Current Report on Form 8-K filed May 6, 1998.

        4. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

        5. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

        6. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed with the Commission on December 8, 1995, including any amendment thereto or report filed for the purpose of updating such description.

       All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

       The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to John Higgins, Chief Financial Officer, Connetics Corporation, 3400 West Bayshore Road, Palo Alto, California 94303, telephone: (650) 843-2800.

       The "C with interlocking hemisphere" logo (used alone and with the Company's name), "Connetics(R)", "ConXn(R)" and "Ridaura(R)" and "Luxiq" and "OLUX" are trademarks of the Company. All other tradenames and trademarks appearing in this Prospectus are the property of their respective holders.

       Connetics Corporation ("Connetics" or the "Company") was incorporated in the State of Delaware on February 8, 1993.

       SPECIAL NOTE: THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, THOSE FACTORS BELOW UNDER THE HEADING "ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS."

                                   THE COMPANY

       The Company is focused on the development and commercialization of therapeutics to address serious diseases involving the connective tissues of the body. Connective tissues are components of the body that form structural or binding elements such as skin, joints, ligaments and lining of organs, and form the three-dimensional structure that allows cells to function normally. The diseases or conditions initially addressed by the Company include scleroderma, rheumatoid arthritis, and psoriasis. Patients suffering from these conditions experience a variety of chronic problems depending on the particular condition, including hardening of the skin and internal organs, severe scarring, lack of mobility and extensive rashes and lesions. The most severe of these diseases cause painful disfigurement, disability and, in certain cases, death. The Company estimates that over five million Americans suffer from its targeted diseases in their various forms, with over five billion dollars spent annually on treatments that are mostly palliative in nature. The Company has several products in development addressing these disease indications: ConXn(R) (recombinant human relaxin H2) ("relaxin"), Luxiq(TM) (betamethasone valerate quick break foam), OLUX(TM) (clobetasol propionate quick break foam), and through its wholly-owned subsidiary, interferon gamma (1b) ("interferon gamma"). In December 1996, the Company acquired the exclusive U.S. rights to Ridaura(R) (auranofin), an approved disease modifying antirheumatic drug approved for sale, from SmithKline Beecham Corporation and affiliated entities ("SmithKline").

       Relaxin. Relaxin is a naturally occurring protein that is known to promote remodeling of connective tissues. The Company is developing relaxin for the treatment of scleroderma, as well as other connective tissue diseases. Scleroderma, a disorder characterized by thickening and hardening of the skin and internal organs, generally afflicts women in their child-bearing years. Scleroderma can cause extensive disfigurement and quality of life impairment, making it impossible for afflicted patients to carry out the most routine daily functions. This disease affects over 300,000 individuals in the United States and, in its severe form (known as systemic sclerosis, which affects approximately 70,000 individuals in the U.S.), has a five-year mortality rate of 50%-70%. Research by two of the Company's founders and their colleagues has shown that relaxin can inhibit excessive connective tissue formation and promote connective tissue remodeling. Results from several clinical trials in individuals with systemic sclerosis indicated that continuous administration of relaxin was well tolerated, without any serious drug-related adverse effects. In June 1997, the Company announced results of a 64 patient Phase II clinical trial which showed that administration of relaxin caused a statistically significant reduction in skin score (a measure of disease progression) and a trend toward improvement in eleven other disease parameters. Thus, relaxin may have a beneficial effect on connective tissue turnover and may provide a treatment for scleroderma. The Company anticipates that it will begin a pivotal trial of relaxin in 1999. The Company has also conducted a preclinical animal study that demonstrated Relaxin's potential ability to inhibit pulmonary (lung) fibrosis and is conducting preclinical studies with relaxin in liver and cardiac fibrosis, and infertility.

       Luxiq(TM). The Company has an exclusive license to develop and market Luxiq (a quick break foam formulation of the dermatologic drug, betamethasone valerate) in North America. The product has been approved for sale in the United Kingdom and is being marketed in the U.K. by Evans Medical Ltd. In the United States, the product is referred to by the tradename Luxiq(TM). In August 1997, the Company announced that results from its Phase III clinical trial with Luxiq demonstrated statistically significant improvement over both placebo and betamethasone lotion for the treatment of scalp psoriasis, a condition that affects over three million persons in the United States. In December 1997, the Company submitted a New Drug Application (an "NDA") with the FDA to market the product for use in all steroid-responsive dermatoses, including psoriasis.

        OLUX(TM). Following its development progress with Luxiq, the Company is now developing a second quick-break foam product with the tradename OLUX.
OLUX is a quick break foam formulation of clobetasol propionate, a super high potency corticosteriod. In January 1998, the Company acquired exclusive rights to develop and market the drug in North America. During the quarter ended September 30, 1998, the Company initiated and completed treatment in a Phase III clinical trial of Olux intended for the treatment of severe scalp psoriasis and other corticosteroid-responsive dermatoses of the scalp. The Phase III trial was a multicenter, randomized, double-blind study of approximately 190 scalp psoriasis patients which compared Olux to a currently approved clobetasol solution and to placebo during a two week treatment regimen. The primary endpoints for the trial included changes in the clinical signs of psoriasis: plaque thickness scaling, erythema (redness), and the global response to treatment as judged by the investigator. Decreases in itching and the patient's assessment of improvement were also evaluated. On November 11, 1998, the Company announced that the outcome of the trial was positive and that the Company anticipates filing an NDA in 1999.

       Ridaura(R). In December 1996, the Company acquired the exclusive U.S. and Canadian rights to Ridaura (auranofin), a disease modifying antirheumatic drug, from SmithKline. Ridaura is an established therapy for rheumatoid arthritis, an autoimmune disease that afflicts one to two percent of adult Americans (approximately three million people), mostly women. Under its agreement with SmithKline, the Company acquired all U.S. and Canadian rights, title and interest to Ridaura, including intellectual property rights, along with related assets such as customer lists, contracts, product files and unfilled customer orders. The primary patents for Ridaura expired in 1989 and 1992. Connetics began marketing Ridaura through in its own sales force in mid-1997. Through agreements with SmithKline, customer orders and distribution for the product were managed by SmithKline through 1997, and SmithKline will manufacture and supply Ridaura in final finished package form to the Company for an initial term of five years. The Company has established a relationship with CORD Logistics, Inc. ("CORD"), a distribution company located in Nashville, Tennessee and has been shipping Ridaura through CORD since December 15, 1997. In December 1997, the Company sold the Canadian rights to Ridaura to, and entered into a supply agreement with, Pharmascience Inc., a Canadian company, for a net consideration of $1,300,000.

       TCR Vaccines. The Company holds certain patents that permit it to develop TCR vaccines for the treatment of autoimmune diseases. While the results of pilot clinical studies using TCR vaccines for the treatment of rheumatoid arthritis and multiple sclerosis were encouraging, the Company has suspended most of its activity with respect to TCR, to permit it to focus its resources on products closer to market.

       Interferon gamma. Interferon gamma is one of a family of proteins involved in the regulation of the immune system and has been shown to reduce the frequency and severity of infections in patients. Interferon gamma is approved by the FDA for the reduction in frequency and severity of infection in a rare, serious immune disease, known as chronic granulomatous disease ("CGD"). In May 1998, the Company entered into a license agreement with Genentech, Inc., under which the Company received an exclusive license under certain patent rights and know-how to Actimmune(R) (Interferon gamma) for the treatment of infections in CGD and several additional indications (non-cancer dermatological diseases; infectious diseases; infections in osteopetrosis; pulmonary fibrosis; and asthma) in the United States. The parties also entered into a Supply Agreement under which Genentech will manufacture and supply interferon gamma, in bulk product or finished product form.

       The Company has formed a subsidiary corporation, InterMune Pharmaceuticals, Inc. to further develop and market interferon gamma for infectious disease applications. Clinical studies are underway evaluating interferon gamma's role as a potential therapy for infections associated with osteopetrosis; for atypical mycobacterial infections; and as a treatment for multiple-drug resistant tuberculosis.

       In addition, the Company has conducted a Phase II clinical trial for the treatment of keloids, which are unsightly, painful, elevated scars resulting from collagen overproduction. In August 1997, the Company also announced results from a Phase III trial of interferon gamma for the treatment of atopic dermatitis that indicated that the product did not show an acceptable therapeutic response with respect to the primary clinical endpoint. As a result, the Company suspended plans to submit a Biological License Application ("BLA") for interferon gamma for the treatment of atopic dermatitis.

       Corporate Strategy. The Company's strategy is to: (1) focus on the development and commercialization of products targeting the rheumatology and dermatology markets, which can be effectively served by focused and specialized sales and marketing activities, (2) expand its existing product portfolio and pursue early commercialization opportunities by in-licensing other therapeutically related products that are already marketed or in late-stage clinical development, (3) use corporate partnerships to pursue new business opportunities and overseas licensing of the Company's products in development,
(4) leverage its product development and commercialization expertise by pursuing additional specialized diseases and markets, and (5) minimize drug discovery costs, manufacturing costs and capital requirements.

       The Company's principal executive offices are located at 3400 West Bayshore Road, Palo Alto, California 94303. Its telephone number is (650) 843-2800. The Company maintains an internet website at http://www.connetics.com.

                                  RISK FACTORS

       This Prospectus (including the documents incorporated by reference in this Prospectus) contains forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or future strategies. All forward looking statements included in this document are based on information available to the Company on the date of this Prospectus, and the Company assumes no obligation to update any such forward looking statements. Actual results could differ materially from those projected in the forward looking statements as a result of the risk factors set forth below and in the documents incorporated by reference in this Prospectus. In evaluating the Company's business, prospective investors should carefully consider the following risk factors in addition to the other information set forth in this Prospectus or incorporated by reference in this Prospectus.

        WE ARE AT AN EARLY STAGE OF DEVELOPMENT AND ARE SUBJECT TO UNCERTAINTIES ASSOCIATED WITH PRODUCT DEVELOPMENT AND MARKET ACCEPTANCE.

       From its inception until its acquisition of Ridaura in December 1996, Connetics was a development stage company. Except for Ridaura and Actimmune, all of the Company's products are in clinical or preclinical development or are pending approval by the FDA, and no revenues were generated from products until December 1996. To date, the Company's resources have been primarily dedicated to the research and development of products that the Company has in-licensed. Although the Company believes it has the expertise to develop and commercialize its products, any or all of the Company's products may fail to be effective or prove to have undesirable and unintended side effects or other characteristics that may prevent their development or regulatory approval, or limit their commercial use.

       There can be no assurance that the Company, or its collaborative partners, will be permitted to undertake human clinical trials for any of their development products not currently in clinical trials or, if permitted, that such products will be demonstrated to be safe and effective. In addition, there can be no assurance that any of the Company's products under development will obtain approval from the FDA or equivalent foreign authorities for any indication or that an approved compound will be capable of being produced in commercial quantities at reasonable costs and successfully marketed. Even if such products become commercially available, there can be no assurance that the Company will be able to gain satisfactory market acceptance for such products.

        WE HAVE A LIMITED OPERATING HISTORY AND A HISTORY OF LOSSES. OUR ABILITY TO ACHIEVE OR, IF ACHIEVED, SUSTAIN PROFITABILITY, IS HIGHLY UNCERTAIN.

       Due to its limited operating history, the Company is subject to the uncertainties and risks associated with any new business. Having no commercialized products until the December 1996 Ridaura acquisition, the Company has experienced operating losses every year since its incorporation. Net losses for the fiscal years ended December 31, 1997, 1996 and 1995 were

$27.9 million, $18.5 million and $10.4 million, respectively, and the Company had an accumulated deficit of $65.9 million at December 31, 1997. Additionally, the Company continues to incur net losses. The Company incurred net losses of $20.6 million in the nine months ended September 30, 1998, compared with $23.0 million for the corresponding period in 1997. Pursuant to the interferon gamma license agreement with Genentech in May 1998, the Company recorded a $4.0 million non-cash charge for a license fee in the quarter ended June 30, 1998. Other than the $4.0 million charge, the decrease of $2.4 million in net losses for the nine months ended September 30, 1998 from the same period in 1997 was primarily due to a decrease of approximately $6.2 million in development activities, lower amortization costs due to the sale of Canadian rights to Ridaura and an additional $1.6 million in licensing revenue in connection with the agreement with Suntory Pharmaceuticals for relaxin. The decreases were offset in part by higher selling, general and administrative expenses. The Company expects to incur additional losses over the next few years and losses are expected to fluctuate from period to period based on timing of product revenues, clinical material purchases, possible acquisitions of new products and technologies, scale-up activities and clinical activities. The time required by the Company to reach profitability is uncertain and there can be no assurance that the Company will ever be able to generate revenue from its products now under development or achieve profitability on a sustained basis.

        WE ARE SUBJECT TO RISKS RELATED TO THE MANAGEMENT OF THE MARKETING AND SALES OF OUR RIDAURA PRODUCT. IN ADDITION, FUTURE REVENUES FROM SALES OF RIDAURA ARE UNCERTAIN. WE ARE ALSO SUBJECT TO PATENT RISKS RELATED TO RIDAURA.

       The Company's success will depend in part on its ability to manage the marketing and sales of Ridaura. The Company has established a relationship with CORD, a distribution company located in Nashville, Tennessee and has been shipping Ridaura through CORD since December 15, 1997. If CORD were to become unable to continue to distribute Ridaura in an effective manner or if the Company is unable to maintain sufficient personnel with the appropriate levels of experience to manage this function, the Company's business, financial condition and results of operations could be materially and adversely affected. In addition, there can be no assurance that the Company's Ridaura revenues will equal or exceed those achieved by SmithKline over the last several years. If the Company is not able to market and sell Ridaura successfully, the Company's business, financial condition and results of operations could be adversely affected. Furthermore, the absence of patent protection for Ridaura means that the Company will be unable to assert patent infringement claims against a third party marketing the same product under a different trade name, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

       OUR PRODUCT REVENUES MAY FLUCTUATE FROM PERIOD TO PERIOD IN THE FUTURE.

       The Company had no revenues from products from its inception until December 1996, when it recognized $428,000 in December product revenues from Ridaura. For the year ended December 31, 1997, the Company recognized $6.8 million in product revenue from Ridaura. There can be no assurance that growth in Ridaura revenue will be achieved, that current revenue levels will be maintained, or that the Company will ever be profitable on a quarterly or annual basis. As noted above, the Company expects to incur quarterly and annual operating losses for at least the next few years. The Company's quarterly and annual operating results may fluctuate significantly in the future depending on such factors as the timing and shipment of significant Ridaura orders, if any, changes in pricing policies by the Company and its competitors, the timing and market acceptance of any new products introduced by the Company, the mix of distribution channels through which Ridaura and other products (if any) are sold, and the Company's inability to obtain sufficient supplies for its products. In response to competitive pressures or new product introductions, the Company may take certain pricing or other actions that could materially and adversely affect the Company's operating results.

        WE WILL NEED TO RAISE CAPITAL IN THE FUTURE. FUTURE FINANCINGS COULD HAVE A DILUTIVE EFFECT ON STOCKHOLDERS OF THE COMPANY.

       The Company has financed its operations to date primarily through private sales of equity securities and proceeds from its initial public offering in February 1996 and six self-managed financings. As of September 30, 1998, cash, cash equivalents, short-term investments and long-term restricted cash totalled $12.8 million, a decrease of $1.5 million from December 31, 1997. On November 20, 1998, the Company completed a private placement financing through which the Company raised $12.7 million. As a result of this financing, the Company has raised a total of $22.7 million through sales of Common Stock in 1998. The Company believes that its existing cash, cash equivalents and short-term investments along with cash generated from the sales of Ridaura and from financings, will be sufficient to fund the Company's operating expenses, debt obligations and capital requirements through 1999. The Company has an equity line agreement with an investor that may potentially provide the Company access to capital through sales of its Common Stock. The equity line is available for a three-year term which began on June 26, 1998. During the three year term, if the stock meets certain volume restrictions and trades above $10.00, then up to $500,000 could be drawn by the Company approximately every three months in exchange for the sale of stock at an approximate minimum price of $10.00.

        On May 5, 1998, the Company entered into a license agreement with Genentech under which the Company received an exclusive license under certain patent rights and know-how to Actimmune (interferon gamma) for the treatment of chronic granulomatous disease ("CGD") and several additional indications (non-cancer dermatological diseases, infectious diseases, osteopetrosis, pulmonary fibrosis and asthma) in the United States. Under the terms of the agreement, the Company issued Genentech 380,048 shares of common stock valued at $2.0 million at the time of closing, with a guaranteed future value of $4.0 million at December 28, 1998. In the event that the future value of such shares is less that $4.0 million at December 28, 1998, the Company will have to either issue additional shares or pay cash to Genentech to make up the difference. In October 1998, the Company formed a subsidiary corporation, InterMune Pharmaceuticals, Inc., to further develop and market interferon gamma.

       The Company's future capital uses and requirements depend on numerous factors, including the progress of its research and development programs, the progress of clinical and advanced-stage clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, and enforcing patent claims and other intellectual property rights, competing technological and market developments, the ability of the Company to establish collaborative arrangements, the level of product revenues, the possible acquisition of new products and technologies, and the development of commercialization activities, and therefore such capital uses and requirements may increase in future periods. As a result, the Company will require substantial additional funds prior to reaching profitability and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. Other than the equity line agreement, the Company currently has no commitments for any additional financings. There can be no assurance that additional funding will be available for the Company to finance its ongoing operations when needed or that adequate funds for the Company's operations, whether from financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms attractive to the Company. Any additional equity financing, if available, will have a dilutive impact on other stockholders and any debt financing, if available, may restrict the Company's ability to pay dividends on its capital stock or the manner in which the Company conducts its business. The inability to obtain sufficient funds may require the Company to delay, scale back or eliminate some or all of its research and product development programs, to limit the marketing of its products or to license third parties the rights to commercialize products or technologies that the Company would otherwise seek to develop and market itself.

        A KEY ELEMENT OF OUR STRATEGY IS TO ACQUIRE PRODUCTS AND THERE ARE RISKS ASSOCIATED WITH SUCH ACQUISITIONS.

       A significant part of the Company's overall strategy is to in-license or acquire additional marketed or late-stage development products in its targeted therapeutic areas. The 1996 acquisitions of rights to Luxiq and Ridaura reflect this strategy. Future product acquisitions, if any, may require substantial additional funds (1) for the initial acquisition of rights to these products and
(2) for the steps necessary to obtain FDA approval for the product and to market, sell and distribute the product successfully. A portion of the funds needed to acquire, develop and market any new products may come from the Company's existing cash and short-term investments; in such case, fewer resources will be available to the Company's current products and clinical programs, which could have a material adverse effect on the Company's business, financial conditions and results of operations. Alternatively, the Company may seek to raise substantial additional funds for new product acquisitions. As discussed above under "We will need to raise capital in the future. Future financings could have a dilutive effect on stockholders of the Company." the Company may seek such additional funding through collaborative arrangements and through public or private financings, including equity financings. In addition, any acquisition of rights to additional products that are not presently approved by the FDA will require the commitment of substantial resources to conduct the research and development, clinical studies and regulatory activities necessary to bring such potential product to market. In addition, if the newly-acquired product is already approved for sale, the Company will likely be assuming the marketing, sale and distribution of such product, which may require the Company to recruit a substantial number of qualified employees to perform these functions. If the Company is unable to hire a sufficient number of employees with the appropriate levels of experience, or if the Company is unable to effectively manage the integration of any newly-acquired products into the Company's product line, the Company's business, financial condition and results of operations could be materially and adversely affected. Finally, any newly-acquired products may not achieve the marketing or therapeutic success expected of it by the Company, industry analysts or others at the time of acquisition.

        CLINICAL TRIALS ARE INHERENTLY UNPREDICTABLE, AND WE HAVE LIMITED EXPERIENCE IN CONDUCTING PRECLINICAL AND CLINICAL TRIALS.

       During 1998 the Company concluded a Phase III trial of OLUX for the treatment of severe psoriasis and skin dermatoses and a Phase II trial of interferon gamma for the treatment of keloids. The Company anticipates commencing a pivotal trial of ConXn for the treatment of scleroderma in 1999. There can be no assurance that the Company will be able to commence any future trials or successfully complete them once started. In addition, there can be no assurance that the Company will meet its development schedule for any of its products in development. If the Company were unable to commence clinical trials as planned, complete the clinical trials or demonstrate the safety and efficacy of its products, the Company's business, financial condition and results of operations would be materially and adversely affected. Even if a product from the Company's research and development programs or any other therapeutic product is successfully developed according to plans, there can be no assurance it will be approved by the FDA on a timely basis or at all.

       In addition, because the Company will, in a number of cases, rely on its contractual rights to access data collected by others in phases of its clinical trials, the Company is dependent on the continued satisfaction by such parties of their contractual obligations to provide such access and cooperate with the Company in the execution of successful filings with the FDA. There can be no assurance that the FDA will permit such reliance. If the Company were unable to rely on clinical data collected by others, the Company may be required to repeat clinical trials, which could significantly delay commercialization, and require significantly greater capital.

       Before obtaining regulatory approvals for the commercial sale of any of its products under development, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in the target indication for which approval is sought. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in later-stage testing and there can be no assurance that the Company's future clinical trials will demonstrate the safety and efficacy of any products or will result in approval to market products. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results from earlier trials.

       The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on the Company.

        AS A PHARMACEUTICAL COMPANY, WE ARE SUBJECT TO GOVERNMENTAL REGULATION.

       Regulation by governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products that are or may be developed by the Company. It is expected that all of the Company's pharmaceutical products will require regulatory approval by governmental agencies prior to commercialization. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA in the United States and similar health authorities in foreign countries. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are time-consuming and require the expenditure of substantial resources. Generally, in order to obtain FDA approval for a new therapeutic agent, a company first must conduct preclinical studies in the laboratory and in animal model systems to gain preliminary information on the agent's efficacy and to identify any safety problems. "Preclinical" studies include toxicity, pharmacokinetic and efficacy testing in vitro and in animals and chemical or biological formulation work in preparation for submission of the necessary data to comply with applicable regulations prior to the commencement of human testing. The results of these studies are submitted as a part of an investigational new drug application ("IND"), which the FDA must review before human clinical trials of an investigational drug can start. The Company has filed and will continue to be required to sponsor and file INDs and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of its products.

       Clinical trials are normally done in three phases and generally take two to five years, but may take longer, to complete. "Phase I trials" generally involve administration of a product to a small number of persons to determine safety, tolerance and pharmacokinetic characteristics. "Phase I/II trials" generally involve administration of a product to a small number of persons who have the targeted disease to determine safety, tolerance and pharmacokinetic characteristics and/or to obtain preliminary evidence of efficacy. "Phase II trials" generally involve administration of a product to a limited number of patients with a particular disease to determine dosage, efficacy and safety. "Phase III trials" generally examine the clinical efficacy and safety in an expanded patient population at multiple clinical sites. At least one such trial is required (but usually two are required) for FDA approval to market a drug.

       After completion of clinical trials of a product, the Company will be required to file a new drug application ("NDA"), if the product is classified as a new drug, or a biologic license application ("BLA"), if the product is classified as a biologic, and receive FDA approval before commercial marketing of the product. The testing and approval processes require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. While the Company will endeavor to secure expedited review and approval when possible, NDAs and BLAs can take between one and two years to be reviewed by the FDA, and can take longer if significant questions arise during the review process. While recent legislative and regulatory initiatives have focused on the need to reduce FDA review and approval times, the ultimate impact of such initiatives on the Company's products cannot be certain. If questions arise during the FDA review process, approval can take more than five years.

       Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, recalls, seizures, injunctions or criminal sanctions.

For marketing outside the United States, the Company will also be subject to foreign regulatory requirements governing human clinical trials, manufacturing and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

       PATENTS AND PROPRIETARY RIGHTS ARE IMPORTANT TO OUR BUSINESS.

       The Company's success will depend in part on the ability of Connetics and its licensors to obtain patent protection for the Company's products and processes, to preserve its trade secrets, and to operate without infringing the proprietary rights of third parties. The Company owns, controls or has exclusively licensed pending applications and/or issued patents worldwide relating to the technology of all three of its major programs as well as technology in the earlier stages of research.

       There has been increasing litigation in the biomedical, biotechnology and pharmaceutical industries with respect to the manufacture, use and sale of new therapeutic products that are the subject of conflicting patent rights. The validity and breadth of claims in biomedical/pharmaceutical/biotechnology patents involve complex factual and legal issues for which no consistent policy has emerged, and therefore, are highly uncertain. Moreover, the patent laws of foreign countries differ from those of the U.S. and the degree of protection, if any, afforded by foreign patents may, therefore, be different. In Europe, a third party appeal is pending from an opposition to a patent application concerning relaxin DNA; the original opposition was successfully defended by the Company's licensor. No assurance can be given that any of the Company's or its licensors' patent applications will issue as patents or that any such issued patents will provide a competitive advantage to the Company or will not be successfully challenged or circumvented by its competitors. In addition, others may hold or receive patents or file patent applications that contain claims having a scope that covers products or processes made, used or sold by the Company. In the event that any claims of third-party patents are upheld as valid and enforceable with respect to a product or process made, used or sold by the Company, the Company could be prevented from practicing the subject matter claimed in such patents or could be required to obtain licenses or redesign its products or processes to avoid infringement and could be liable to pay damages. There can be no assurance that such licenses would be available or, if available, would be on commercially reasonable terms, or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement.

       Connetics has been awarded a U.S. Patent covering its proprietary TCR vaccines technology. The Company is aware that third parties have also obtained patents relating to TCR vaccines technology, including U.S. patents issued to Immune Response Corporation in 1997 and 1998. With regard to such patents as are known to the Company and its patent counsel, the Company believes such patents' claims would be found either invalid or not infringed if asserted against the Company's proposed TCR vaccines. The Company has filed an opposition to a European patent claiming compositions for use in treating multiple sclerosis, covering certain TCR V beta peptides disclosed for treating multiple sclerosis in the Company's own, earlier-filed application; another opposition has been filed against this patent by an independent party. The Company has been advised that a separate opposition has been filed to one of the Company's European patents.

The Company is also aware of other pending third party patent applications which, if issued, might be asserted against the Company's TCR vaccines and products or processes as planned to be made, used or sold by the Company. Even if the Company's patent counsel render advice that the Company's products and processes do not infringe any valid claim under third party patents relating to the TCR vaccines technology, neither they nor the Company can assure that no third party will commence litigation to enforce such patents, or that the Company will not incur substantial expenses or that it will prevail in any patent litigation. A judgment adverse to the Company in any such patent interference, litigation or other proceeding could materially adversely affect the Company's business, financial condition and results of operation, and its expense may be substantial whether or not the Company is successful.

       Connetics also relies on trade secrets and proprietary know-how. The Company requires each of its employees, consultants and advisors to execute a confidentiality agreement providing that all proprietary information developed or made known to the individual during the course of the relationship will be kept confidential and not used or disclosed to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee (or consultant or advisor to the extent appropriate for the services provided) during the course of the relationship shall be the exclusive property of the Company, other than inventions unrelated to the Company and developed entirely on the individual's own time. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for misappropriation of the Company's trade secrets in the event of unauthorized use or disclosure of such information.

       WE ARE DEPENDENT ON CONTRACT MANUFACTURERS AND SUPPLIERS.

       The Company currently has no manufacturing facilities for clinical or commercial production of any of its products, nor does the Company intend to develop such capabilities in the near future. The Company's products for research and preclinical testing have been supplied by collaborators and contract manufacturing companies. Relaxin has been manufactured for Connetics under contract with four outside vendors: BASF Bioresearch Corp. for fermentation, Scios, Inc. for purification, Chesapeake Biological Laboratory for filling and Tektagen, Inc. for testing. TCR vaccines are manufactured for the Company by American Peptide Company and Multiple Peptide Systems. The Company is currently in negotiations with Bender & Co. GmbH to manufacture Relaxin for clinical and commercial uses. Ridaura is manufactured by SmithKline (in final finished package form) under an agreement with an initial term through December 2001. Luxiq and OLUX are currently manufactured for Connetics by CCL Pharmaceuticals. Interferon gamma is manufactured by Genentech and Parke-Davis.

       If the Company is unable to contract for manufacturing capabilities on acceptable terms, the Company's ability to conduct preclinical and human clinical testing will be adversely affected, resulting in the delay of submission of products for regulatory approval and initiation of new development programs, which in turn could impair materially the Company's competitive position and the possibility of the Company achieving profitability. In addition, some materials used in the Company's products may be available only from sole suppliers. Although neither the Company nor its contract manufacturers has experienced difficulty acquiring materials for the manufacture of its products for clinical trials, no assurance can be given that interruptions in supplies will not occur in the future, which could have a material adverse effect on the Company's ability to manufacture its products. There can also be no assurance that the Company will be able to manufacture any of its products on a commercial scale or at a competitive cost or in sufficient quantities. There is no assurance that additional suppliers will be engaged by the Company or that the current manufacturers of relaxin can supply sufficient clinical quantities. Failure to obtain sufficient clinical or commercial quantities of relaxin or other products at acceptable terms would have a material adverse impact on the Company's attempts to complete its clinical trials, and obtain approval for and commercialize its products.

        WE ARE IN A HIGHLY COMPETITIVE INDUSTRY AND ARE SUBJECT TO RISK OF TECHNOLOGICAL CHANGE.

       Other products and therapies currently exist on the market or are under development that could compete directly with some of the products that the Company is marketing, or seeking to develop and market. There can be no assurance that the Company's products, even if successfully tested and developed, will be adopted by physicians over such other products, or that the Company's products will offer an economically feasible alternative to existing modes of therapy where they exist. In addition, a number of companies have received FDA approval in 1998 for new products and therapies to address diseases involving connective tissue, particularly in the field of rheumatoid arthritis, and the number of the Company's competitors in these markets could increase. It is uncertain what impact, if any, the introduction of new products will have on the Company's existing or future product revenues. The Company intends to compete on the basis of the effectiveness, quality and exclusivity of its products, combined with the effectiveness of its marketing and sales efforts. There can be no assurance that other products and therapies will not be developed that will either render the Company's proposed products obsolete or will have advantages outweighing those of the products and therapies that the Company is seeking to develop.

       With regard to Ridaura, there are numerous products on the market, and under development, for the treatment of rheumatoid arthritis. There can be no assurance that Ridaura will continue to be utilized by physicians over other rheumatoid arthritis products, or that Ridaura will continue to offer a cost-effective alternative to competing therapies. In addition, although the Company believes that there will be a continued role for products such as Ridaura, the market for rheumatoid arthritis will likely change based upon new product introductions, which could have a material adverse effect on the Company's sales of Ridaura.

       Many of the Company's existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than the Company. In addition, many of these competitors have more collective experience than the Company in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company.

        WE ARE SUBJECT TO THE RISK OF PRODUCT LIABILITY CLAIMS.

       The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its technology or potential products is alleged to have resulted in adverse effects. Such claims, even if successfully defended by the Company, could injure the Company's reputation. While the Company has taken, and intends to continue to take, what it believes are appropriate precautions to minimize exposure to product liability claims, there can be no assurance that it will avoid liability. The Company believes that it possesses product liability and general liability and certain other types of insurance customarily obtained by business organizations of its type. The Company intends to maintain insurance against product liability risks associated with the testing, manufacturing and marketing of its products. However, there can be no assurance that it will be able to obtain such insurance in the future, or that if obtained, such insurance will be sufficient. Consequently, a product liability claim or other claims with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the business or financial condition of the Company.

        WE ARE DEPENDENT ON OUR KEY PERSONNEL, AND WILL NEED TO HIRE ADDITIONAL KEY PERSONNEL IN THE FUTURE.

       The Company is dependent on the principal members of its scientific and management staffs (including Thomas G. Wiggans, its President and Chief Executive Officer), the loss of whose services might impede the achievement of development objectives. The Company does not maintain "key person" insurance on any of these individuals. In addition, the Company's potentially rapid growth and expansion into areas and activities requiring additional expertise, such as clinical trials, governmental approvals, manufacturing, sales and marketing, will increase burdens on the Company's management, operational and financial resources. These demands are expected to require an increase in management and scientific personnel and the development of additional expertise by existing management personnel. Recruiting and retaining management, operational personnel and qualified scientific personnel to perform research and development work in the future will be critical to the Company's success. Although the Company believes it will continue to be successful in attracting and retaining skilled and experienced management and operational and scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms given the competition for such personnel among numerous pharmaceutical and biotechnology companies, universities and other institutions.

        WE ARE SUBJECT TO RISKS ASSOCIATED WITH HEALTH CARE COST CONTAINMENT INITIATIVES, INCLUDING ANY SUCH EFFORTS THAT WOULD AFFECT THE PRICING OF PHARMACEUTICAL PRODUCTS.

       The commercial success of the Company's products under development will be substantially dependent upon the availability of government or private third-party reimbursement for the use of such products. There can be no assurance that Medicare, Medicaid, health maintenance organizations and other third-party payers will authorize or otherwise budget such reimbursement. Such governmental and third party payers are increasingly challenging the prices charged for medical products and services. If the Company succeeds in bringing one or more of its development products to market, there can be no assurance that such products will be viewed as cost-effective or that reimbursement will be available to consumers or will be sufficient to allow the Company's products to be marketed on a competitive basis. Furthermore, federal and state regulations govern or influence the reimbursement to health care providers of fees and capital equipment costs in connection with medical treatment of certain patients. In response to concerns about the rising costs of advanced medical technologies, the current administration of the federal government has in the past publicly stated its desire to reform health care, including the possibility of price controls and revised reimbursement policies; while the administration is no longer pursuing major initiatives, there can be no assurance that any future actions taken by the administration with regard to health care reform will not have a material adverse effect on the Company. If any actions are taken by the administration, such actions could adversely affect the prospects for future sales of the Company's products. Further, to the extent that these or other proposals or reforms have a material adverse effect on the Company's ability to secure funding for its development or on the business, financial condition and profitability of other companies that are prospective collaborators for certain of the Company's product candidates, the Company's ability to develop or commercialize its product candidates may be adversely affected.

       Given recent government initiatives directed at lowering the total cost of health care throughout the United States, it is likely that the U.S. Congress and state legislatures will continue to focus on health care reform and the cost of prescription pharmaceuticals, as well as on the reform of the Medicare and Medicaid systems. The Company cannot predict the likelihood of passage of federal and state legislation related to health care reform or lowering pharmaceutical costs. In certain foreign markets pricing of prescription pharmaceuticals is already subject to government control. Continued significant changes in the U.S. or foreign health care systems could have a material adverse effect on the Company's business.

        WE USE HAZARDOUS MATERIALS IN OUR BUSINESS AND ARE SUBJECT TO ENVIRONMENTAL CONTROLS AND REGULATIONS.

       The Company's research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. The Company is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal, and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations as its research activities are increased or that the operations, business and future profitability of the Company will not be adversely affected by current or future environmental laws and regulations.

        WE HAVE CERTAIN ANTI-TAKEOVER PROVISIONS IN OUR CORPORATE CHARTER DOCUMENTS.

       The Company's Board of Directors has the authority to issue up to 5,000,000 shares of undesignated Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely effected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for third parties to acquire a majority of the outstanding voting stock of the Company. In 1997, the Company's Board of Directors adopted a stockholder rights plan, which entitles existing stockholders of the Company to certain rights (including the right to purchase shares of Preferred Stock) in the event of an acquisition of 15% or more of the Company's outstanding common stock, or an unsolicited tender offer for such shares. The existence of the rights plan could delay, prevent, or make more difficult a merger or tender offer or proxy contest involving the Company.

       In addition, certain provisions of the Company's charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, and of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company. Further, the Company's stock option and purchase plans generally provide for the assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the Board of Directors, exercise of some or all of the option stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event.

        OUR STOCK PRICE MAY BE VOLATILE. WE HAVE NOT PAID DIVIDENDS TO DATE AND DO NOT INTEND TO DO SO IN THE FUTURE.

       Prior to February 1996 there was no public market for the Common Stock of the Company. There can be no assurance that there will be an active trading market for the Common Stock of the Company or that the market price of the Common Stock will not decline below its present market price. The market prices for securities of biotechnology companies have been and are likely to continue to be highly volatile. Announcements regarding the results of regulatory approval filings, clinical studies or other testing, technological innovations or new commercial products by the Company or its competitors, government regulations, developments concerning proprietary rights or public concern as to safety of technology have historically had, and are expected to continue to have, a significant impact on the market prices of the stocks of biotechnology companies. For instance, in August 1997, the Company's trading price dropped approximately 46.7% the day the Company announced negative results from its Phase III clinical trial of interferon gamma for the treatment of atopic dermatitis. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in operating results. In addition, the Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future, but instead intends to retain future earnings for reinvestment in its business. The Company's credit agreement requires the approval of the Company's bank to declare or pay cash dividends.

                                USE OF PROCEEDS

       The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders in the offering.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

       Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article IX of the Company's Amended and Restated Certificate of Incorporation and Article VII, Section 6 of the Company's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Company has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy, as stated by the Commission, and is, therefore, unenforceable.

                ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

       On November 20, 1998, the Company entered into an agreement with a group of investors (collectively the "Investors"), to sell an aggregate of 3,167,500 shares of the Company's Common Stock at a price of $4.00 per share, for an aggregate purchase price of approximately $12,670,000. These shares were issued to the Investors on that date. In May 1998, the Company issued 380,048 shares to Genentech, Inc. under the Company's obligation to issue equity to Genentech, Inc. in connection with the Company's acquisition of rights to interferon gamma. On November 5, 1998, the Compensation Committee of the Company's Board of Directors authorized the issuance of 25,000 shares of restricted stock to Kirk Raab, the Chairman of the Board of Directors, at a price of $0.10 per share for an aggregate purchase price of $2,500.

                              SELLING STOCKHOLDERS

       The following table sets forth certain information as of November 20, 1998 with respect to each Selling Stockholder:

                                                                     Shares Beneficially Owned After
Name of Selling Stockholder                       Shares Offered           Offering (1)(2)
                                                    Hereby (1)       -------------------------------
                                                                       Number             Percent
Domain Partners (3)                                  1,500,000       1,287,006             5.9%
Alta Partners (4)                                      250,000       2,287,163             11.2%
New Enterprise Associates (5)                        1,250,000              --              --
Alex Barkas and Lynda Wijcik (6)                        50,000         227,586
Thomas Kiley (7)                                        10,000          99,982
Merlin BioMed L.P. (8)                                  45,000           5,000
Jalaa Equities                                          25,000          60,000
Snowdon Limited Partnership                             25,000         367,455
John Kane (9)                                           12,500          12,500
All November 1998 Investors (10)                     3,167,500       4,346,692
Genentech, Inc.                                        380,048              --              --

Kirk Raab(11)                                       25,000           131,569
Total                                            3,572,548         4,478,261

*        Less than 1%

(1) Beneficial ownership is determined in accordance with the rules and regulations of the Commission and generally includes voting or investment power with respect to securities. Information with respect to beneficial ownership is based on information as of November 20, 1998 and assumes that there is outstanding an aggregate of 20,477,617 shares of Common Stock (not including treasury shares) and 293,420 shares issuable upon the exercise of warrants, and options to purchase the Company's Common Stock which are exercisable within 60 days of November 20, 1998. No options have been issued to the Selling Stockholders named in this Prospectus other than Messrs. Barkas, Kiley, Kane, and Raab. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, the Company believes based on information furnished by the Selling Stockholders that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


(2) Assumes the sale of all Shares offered by this Prospectus and no other purchases or sales of Connetics Common Stock. See "Plan of Distribution." If shares offered by this prospectus are not sold, actual share ownership will be higher than this table reflects.

(3) Shares offered hereby consist of 241,640 shares offered by Domain Partners III L.P., 8,360 shares offered by DP III Associates L.P., 1,220,247 shares offered by Domain Partners IV, L.P. and 29,253 shares offered by DP IV Associates L.P. Shares beneficially owned after offering include 66,107 warrants and 20,147 options to purchase shares of Common Stock which are currently exercisable or will become exercisable within 60 days of November 20, 1998 by Mr. Brian Dovey, a Director of the Company, who is a partner of Domain Associates.

(4) Shares offered hereby consist of 155,397 shares offered by Alta BioPharma Partners L.P., 5,857 shares offered by Alta Embarcadero BioPharma, LLC, and 88,746 shares offered by Connetics Partners (Alta
         Bio), LLC.

(5) Shares offered hereby consist of 1,233,750 shares offered by New Enterprise Associates VIII, Limited Partnership, 15,000 shares offered by NEA Presidents Fund, L.P. and 1,250 shares offered by NEA Ventures 1998, Limited Partnership.

(6) Includes 11,855 warrants and 24,362 options to purchase shares of Common Stock which are currently exercisable or will become exercisable within 60 days of November 20, 1998 by Mr. Barkas.

(7) Includes 37,500 options to purchase shares of Common Stock which are currently exercisable or will become exercisable within 60 days of November 20, 1998 by Mr. Kiley.

(8) Does not include 265,000 shares held in various funds managed by Merlin BioMed L.P.

(9) Includes 7,500 options to purchase shares of Common Stock which are currently exercisable or will become exercisable within 60 days of November 20, 1998 by Mr. Kane.

(10) Shares beneficially owned after offering includes 77,962 warrants and 89,509 options to purchase shares of Common Stock which are currently exercisable or will become exercisable within 60 days after November 20, 1998 by all of the Selling Stockholders.

(11) Includes 125,949 options to purchase shares of Common Stock which are currently exercisable or will become exercisable within 60 days of November 20, 1998 by Mr. Raab.

                              PLAN OF DISTRIBUTION

       The Selling Stockholders may sell the Shares in whole or in part, from time to time on the over-the-counter market at prices and on terms prevailing at the time of any such sale. Any such sale may be made in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved. The Selling Stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the Shares in amounts customary for the type of transaction effected. The Selling Stockholders will also pay all applicable transfer taxes and all fees and disbursements of counsel for the Selling Stockholders incurred in connection with the sale of shares.

       The Selling Stockholders have advised the Company that during such time as the Selling Stockholders may be engaged in the attempt to sell Shares registered hereunder, that they will:

        (i) not engage in any stabilization activity in connection with any of the Company's securities;

        (ii) cause to be furnished to each person to whom Shares included in this Prospectus may be offered, and to each broker-dealer, if any, through whom Shares are offered, such copies of this Prospectus, as supplemented or amended, as may be required by such person; and

        (iii) not bid for or purchase any of the Company's securities or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or rights to acquire the Company's securities other than as permitted under the Exchange Act.

       The Selling Stockholders, and any other persons who participate in the sale of the Shares, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the Shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

       With regard to the Shares, the Company has agreed to maintain the effectiveness of this Registration Statement until two years after the effective date of this Registration Statement; provided however that the Company has agreed to extend the effectiveness of the Registration Statement for an additional one year period following the expiration of the initial two year period, if requested in a writing signed by a majority of the Selling Stockholders; provided further, however, that if counsel to the Company provides an opinion to the requesting holders, based on factual representations provided by the requesting holders or information filed with the Commission that such holders are not, at the time of such request, "affiliates" of the Company, within the meaning of Rule 144 of the Securities Act, then the Company shall not be obligated to extend the effectiveness of the Registration Statement. No sales may be made pursuant to this Registration Statement and Prospectus after such dates unless the Company amends or supplements this Registration Statement and Prospectus to indicate that it has agreed to extend such period of effectiveness.

       The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS

       Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304.


                                     EXPERTS

       Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report (Form 10-K) for the year ended December 31, 1997, as set forth in their report, which is incorporated in this prospectus by reference. Our financial statements are incorporated herein by reference in reliance on their report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

       This Prospectus constitutes a part of a Registration Statement on Form S-3 (referred to, together with all amendments and exhibits, as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the Common Stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the Selling Stockholders are payable by the Selling Stockholders. All amounts are estimates except the registration fee.

                                                                 Amount to be Paid
Registration Fee                                                        4,063
Legal Fees and Expenses                                                10,000
Accounting Fees and Expenses                                            4,000
Miscellaneous                                                           1,937
                                                                      -------
Total                                                                 $20,000


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article IX of the Registrant's Amended and Restated Certificate of Incorporation and Article VII,
Section 6 of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.

ITEM 16.   EXHIBITS


EXHIBIT NUMBER         DESCRIPTION OF EXHIBIT
--------------         ----------------------
10.1                   Common Stock Purchase Agreement dated April 10, 1998 by
                       and among the Registrant and certain investors

10.2 Registration Rights Agreement, dated April 10, 1998 by and among the Registrant and certain investors

10.4                   Stock Purchase Agreement dated May 5, 1998 between the
                       Registrant and Genentech, Inc.

5.1                    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                       Corporation

23.1                   Consent of Ernst & Young LLP, Independent Auditors

23.2                   Consent of Counsel (included in Exhibit 5.1)

24.1                   Power of Attorney (see page II-30)


*       Previously filed.

ITEM 17.   UNDERTAKINGS

       The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 14th day of December 1998.


                                             CONNETICS CORPORATION



                                             By:   /s/ JOHN L. HIGGINS

                                             John L. Higgins
                                             Vice President of Finance and
                                             Administration and Chief
                                             Financial Officer



                                POWER OF ATTORNEY

       Each person whose signature appears below hereby constitutes and appoints, jointly and severally, Thomas G. Wiggans and John L. Higgins, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

       Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE                                               TITLE                    DATE
---------                                               -----                    ----
    THOMAS G. WIGGANS
----------------------------            President, Chief Executive Officer and    Dec. 14, 1998
/s/ THOMAS G. WIGGANS                                 Director
                                            (Principal Executive Officer)

    JOHN L. HIGGINS
----------------------------                 Vice President of Finance and        Dec. 14, 1998
/s/ JOHN L. HIGGINS                      Administration and Chief Financial
                                                       Officer
                                         (Principal Financial and Accounting
                                                      Officer)

    G. KIRK RAAB
----------------------------              Chairman of the Board of Directors      Dec. 14, 1998
/s/ G. KIRK RAAB

    ALEXANDER E. BARKAS
----------------------------                           Director                   Dec. 14, 1998
/s/ ALEXANDER E. BARKAS

    EUGENE A. BAUER
----------------------------                           Director                   Dec. 15, 1998
/s/ EUGENE A. BAUER

    BRIAN H. DOVEY
----------------------------                           Director                   Dec. 15, 1998
/s/ BRIAN H. DOVEY

    JOHN C. KANE
----------------------------                           Director                   Dec. 15, 1998
/s/ JOHN C. KANE

    THOMAS D. KILEY
----------------------------                           Director                   Dec. 14, 1998
/s/ THOMAS D. KILEY


----------------------------                           Director                   Dec. __, 1998
/s/ KENNETH B. PLUMLEE

    JOSEPH J. RUVANE, JR.
----------------------------                           Director                   Dec. 15, 1998
/s/ JOSEPH J. RUVANE, JR.

                              CONNETICS CORPORATION

                                INDEX TO EXHIBITS

EXHIBIT NUMBER         DESCRIPTION OF EXHIBIT
--------------         ----------------------
10.1                   Common Stock Purchase Agreement dated April 10, 1998 by
                       and among the Registrant and certain investors

10.2 Registration Rights Agreement, dated April 10, 1998 by and among the Registrant and certain investors

10.4 Stock Issuance Agreement dated May 5, 1998 between the Registrant and Genentech, Inc.

5.1                    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                       Corporation

23.1                   Consent of Ernst & Young LLP, Independent Auditors

23.2                   Consent of Counsel (included in Exhibit 5.1)

24.1                   Power of Attorney (see page II-30)